SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

OrthoPediatrics Corp.

(Name of Issuer)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

68752L100

(CUSIP Number)

Cathy A. Birkeland, Esq. Alexa M. Berlin, Esq. Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 10 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68752L100	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons Squadron Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,901,764[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,901,764[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.1% [2]
14.	Type of Reporting Person OO

[1]

Includes 1,525,000 shares of common stock, par value $0.00025 per share, of the Issuer (“Common Stock”) issuable to SC LLC (as defined in this Schedule 13D) upon exercise of non-voting Pre-Funded Warrants (defined below) purchased by SC LLC as part of the Issuer’s August 2022 Public Offering (defined below).

[2]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Squadron Capital Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,901,764[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,901,764[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.1% [2]
14.	Type of Reporting Person OO

[1]	Includes 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.
[2]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Jennifer N. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,900
	8.	Shared Voting Power 5,380,571
	9.	Sole Dispositive Power 10,900
	10.	Shared Dispositive Power 6,905,571[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,916,471[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2% [2]
14.	Type of Reporting Person IN

[1]	Includes 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.
[2]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons David R. Pelizzon
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 24,816
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 22,016
	10.	Shared Dispositive Power 6,901,764[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,926,580[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3% [2]
14.	Type of Reporting Person IN

[1]	Includes 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.
[2]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 6 of 10 Pages

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of common stock, $0.00025 par value per share (“Common Stock”), of OrthoPediatrics Corp., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2850 Frontier Drive, Warsaw, Indiana 46582. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 18, 2021 (the “Original Schedule 13D”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Issuer used proceeds from its August 2022 Public Offering to, among other things, repay approximately $31.0 million of outstanding indebtedness under its loan agreement with SC LLC. SC LLC purchased the Pre-Funded Warrants using the funds received in connection with such repayment of indebtedness as well as cash on hand.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On August 10, 2022, SC LLC submitted to Piper Sandler & Co. (“Piper Sandler”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”) a non-binding indication of interest to potentially acquire up to $90.0 million of Pre-Funded Warrants of the Issuer being marketed by Piper Sandler and Stifel at such time, at the public offering price (less $0.00025 per pre-funded warrant, which is their exercise price) and on the same terms as other purchasers in the August 2022 Public Offering. The non-binding indication of interest did not constitute a commitment, a contract to provide a commitment or an offer to enter into a contract regarding any transaction. Any binding obligation on SC LLC to purchase any Pre-Funded Warrants was subject to a number of conditions.

The August 2022 Equity Offering closed on August 15, 2022. Pursuant to the August 2022 Equity Offering, SC LLC acquired 1,525,000 non-voting Pre-Funded Warrants.

CUSIP No. 68752L100	13D	Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b) The table below sets forth, as of the date hereof, the beneficial ownership of shares of Common Stock for each of the Reporting Persons, based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

Reporting Person	Amount beneficially owned		Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Squadron Capital LLC	6,901,764	[1]	30.1%	—	5,376,764	—	6,901,764	[1]
Squadron Capital Holdings LLC	6,901,764	[1]	30.1%	—	5,376,764	—	6,901,764	[1]
Jennifer N. Pritzker	6,916,471	[1]	30.2%	10,900	5,380,571	10,900	6,905,571	[1]
David R. Pelizzon	6,926,580	[1]	30.3%	24,816	5,376,764	22,016	6,901,764	[1]

[1]	Includes 1,525,000 shares of Common Stock issuable to SC LLC upon exercise of the non-voting Pre-Funded Warrants.

SC LLC is a manager-managed limited liability company and, as of the date hereof, directly holds 5,376,764 shares of Common Stock and 1,525,000 shares of Common Stock issuable to it upon exercise of the non-voting Pre-Funded Warrants. The voting and investment decisions of SC LLC are made by its managing committee, consisting of Ms. Pritzker and Mr. Pelizzon. In such capacity each of Ms. Pritzker and Mr. Pelizzon may, for the purposes hereof, be deemed to beneficially own the shares of Common Stock held directly by SC LLC.

Mr. Pelizzon directly holds 22,016 shares of Common Stock and 2,800 restricted shares that Mr. Pelizzon has the ability to vote but is restricted from transferring until their vesting date.

Ms. Pritzker directly and/or jointly holds 10,900 shares of Common Stock. Ms. Pritzker may also, for the purposes hereof, be deemed to beneficially own (i) 500 shares of Common Stock held directly by the Pritzker Military Museum and Library, for which she is the sole member, (ii) 1,300 shares of Common Stock held directly by the Tawani Foundation, for which she is the sole member, (iii) 1,300 shares of Common Stock held by the Pritzker Military Foundation, for which she is the sole member, and (iv) 707 shares of Common Stock held directly by her spouse.

SCH LLC is a manager-managed limited liability company and the controlling member of SC LLC, and in such capacity may be deemed to beneficially own the shares of Common Stock held directly by SC LLC. The voting and investment decisions of SCH LLC are made by its managing committee, consisting of Mary Parthe, David Pelizzon and Michelle Nakfoor. The members of the managing committee of SCH LLC disclaim beneficial ownership as a result of serving as members of the managing committee.

(c) Except as otherwise set forth in this Amendment No. 1, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed on Schedule A hereto has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, securities listed in this Item 5.

(e) Not applicable.

CUSIP No. 68752L100	13D	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

August 2022 Equity Offering

On August 10, 2022, the Issuer announced that it was offering (the “August 2022 Equity Offering”) (i) shares of Common Stock to the public and (ii) Pre-Funded Warrants to purchase shares of Common Stock to SC LLC, which beneficially owned shares of Common Stock in excess of the notification threshold of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The August 2022 Equity Offering closed on August 15, 2022. Pursuant to the August 2022 Equity Offering, SC LLC acquired 1,525,000 non-voting Pre-Funded Warrants for a purchase price of $54.99975 per Pre-Funded Warrant (the price per share at which the Common Stock was sold to the public in the August 2022 Equity Offering minus $0.00025, which is the exercise price of each Pre-Funded Warrant), for an aggregate purchase price of approximately $83.9 million. The Issuer used proceeds from its August 2022 Public Offering to, among other things, repay approximately $31.0 million of outstanding indebtedness under its loan agreement with SC LLC. SC LLC purchased the Pre-Funded Warrants using the funds received in connection with such repayment of indebtedness as well as cash on hand.

Form of Pre-Funded Warrant (“Pre-Funded Warrants”)

The Pre-Funded Warrants were issued as individual warrant agreements and have an exercise price of $0.00025 per share. The exercise price and number of shares of the Issuer’s Common Stock issuable upon exercise of the Pre-Funded Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions or similar events affecting the Issuer’s Common Stock, as well as upon any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, to the Issuer’s stockholders. The exercise price of the Pre-Funded Warrants will not be adjusted below the par value of the Issuer’s Common Stock.

The Pre-Funded Warrants are exercisable, at the option of SC LLC, in whole or in part, by delivering to the Issuer a duly executed exercise notice accompanied by payment in full for the number of shares of the Issuer’s Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional shares of Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, the Issuer will either pay a cash adjustment in respect of such final fractions in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole share.

CUSIP No. 68752L100	13D	Page 9 of 10 Pages

In lieu of making the cash payment otherwise contemplated to be made to the Issuer upon such exercise in payment of the aggregate exercise price, SC LLC may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

The Pre-Funded Warrants may not be exercised by SC LLC to the extent that it, together with its affiliates that report together as a group under the beneficial ownership rules, upon giving effect to such exercise, would cause SC LLC to acquire beneficial ownership of shares of the Issuer’s Common Stock (together with all other equity of the Issuer owned by SC LLC at such time) with a value of or in excess of the HSR Act notification threshold applicable to SC LLC (absent an applicable exemption to filing a notice and report form under the HSR Act). In addition, once the HSR Act waiting period on a notification expires or the exercise otherwise becomes exempt from the notification requirements thereunder, SC LLC is required to exercise the Pre-Funded Warrants pursuant to their terms within five business days.

Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without the Issuer’s consent.

Upon the consummation of a fundamental transaction (as described in the Pre-Funded Warrants, and generally including any reorganization, recapitalization or reclassification of the Issuer’s Common Stock, the sale, transfer or other disposition of all or substantially all of the Issuer’s assets, the Issuer’s consolidation or merger with or into another person, the acquisition of more than 50% of the voting power of the Issuer’s outstanding capital stock, or any person or group becoming the beneficial owner of 50% or more of the voting power of the Issuer’s outstanding capital stock), SC LLC will be entitled to receive, upon exercise of the Pre-Funded Warrants, the same amount and kind of securities, cash or property as SC LLC would have been entitled to receive upon the occurrence of such fundamental transaction if it had been, immediately prior to such fundamental transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of such Pre-Funded Warrant without regard to any limitations on exercise contained therein.

Except by virtue of SC LLC’s ownership of shares of the Issuer’s Common Stock, SC LLC does not, as the holder of a Pre-Funded Warrant, have the rights or privileges of a holder of the Issuer’s Common Stock, including any voting rights, until it exercises the Pre-Funded Warrant. Notwithstanding the foregoing, SC LLC, as the holder of Pre-Funded Warrants, will receive the benefit of any dividends declared and paid by the Issuer, as if it had exercised such Pre-Funded Warrants, upon their ultimate exercise.

The foregoing description of the Form of Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the Form of Pre-Funded Warrant, a copy of which is filed as Exhibit 5 to this Amendment No. 1 and is incorporated by reference in its entirety into this Item 6.

CUSIP No. 68752L100	13D	Page 10 of 10 Pages

Lock-Up Agreement

In connection with the August 2022 Equity Offering, on August 9, 2022, SC LLC entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters in the August 2022 Equity Offering pursuant to which SC LLC, subject to certain exceptions, for a period of 90 days after the date of August 2022 Equity Offering final prospectus, may not, without the prior written consent of Stifel, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive the Issuer’s Common Stock (including without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of the Issuer’s Common Stock, whether any such swap or transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of the Issuer’s Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or (iv) publicly announce the intention to do any of the foregoing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is filed as Exhibit 6 to this Amendment No. 1 and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

5.	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 12, 2022)

6.	Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2022

Squadron Capital LLC

By:	/s/ David R. Pelizzon
Name: David R. Pelizzon
Title: President

Squadron Capital Holdings LLC

By:	/s/ Mary Parthe
Name: Mary Parthe
Title: Manager

/s/ Jennifer N. Pritzker
Jennifer N. Pritzker

/s/ David R. Pelizzon
David R. Pelizzon

[Signature Page to Amendment No. 1 Schedule 13D]